

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece


03022788

F/DI: 230/4-6-03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 188 SECTION

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of the results of PPC's Annual General Meeting of the shareholders on June 4th, 2003.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Sincerely,



Gr. Anastasiadis
Chief Financial Officer



Enclosure
- Notice of results of PPC's AGM

RESULTS OF THE FIRST ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

'PUBLIC POWER CORPORATION SOCIETE ANONYME' announces that the first Annual General Meeting of the shareholders, which was accomplished on Wednesday the 4th of June, 2003, decide on the following:

1. Approved after the hearing of the reports of the Board of Directors and of the certified accountants of PPC's and the group's financial statements of the fiscal year 1.1.2001 - 31.12.2002 .
2. Released the members of the Board of Directors and of the auditors from any liability for compensation concerning the financial statements, the administration of the Company and the consolidated financial statements for the fiscal year 1.1.2001 to 31.12.2002.
3. Resolved the payment of dividend of 204,160,000 Euro for the fiscal year 1.1.2001 to 31.12.2002 and the payment by cheques of the remaining amount of 116,000,000 Euro, that is 0.50 Euro per share taking into account the payment in 2002 of the interim-dividend of 0.38 Euro per share, a amount of 88,160,000 Euro. On June 5, 2003 the shares will be traded on the Stock Exchanges ex-dividend. The payment will be held in July, 2003.
4. Approved the appointment of the company's auditors for the audit of the financial statements and the consolidated financial statements for the next fiscal year from 1.1.2003 to 31.12.2003 and approved their remuneration.
5. Approved the remuneration of the Members of the Board of Directors of the company concerning the fiscal year from 1.1.2001 to 31.12.2002.
6. Renew the contract of the Managing Director of PPC S.A.
7. Approved the distribution of a bonus to the employees of PPC S.A.

Athens, June 4, 2003